The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 26, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata and Ms. Christina Fettig

Re:	Registration Statement of The Prudential Series Fund on Form N-14:
File Nos. 333-270877 and 811-03623

Good afternoon:

On behalf of The Prudential Series Fund (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on April 12, 2023 and April 20, 2023. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Information Statement), which was filed with the Commission on March 27, 2023, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Reorganization satisfies the requirements of Rule 17a-8 and, as such, would not require a shareholder vote. Shareholders of the PSF Small-Cap Value Portfolio will receive the N-14 Information Statement.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.Comment: Please supplementally confirm the basis and that the proposed Reorganization meets the conditions of Rule 17a-8 under the Investment Company Act of 1940 (the 1940 Act).

Response: Rule 17a-8 at present allows affiliated investment companies to merge if they are affiliated by reason of having a common investment adviser, common directors, and/or common officers. The Registrant affirms that the Reorganization meets the conditions of Rule 17a-8 under the 1940 Act. Specifically, the Target Portfolio and the Acquiring Portfolio have (i) the same investment advisers, the same directors and officers, (ii) the Acquiring Portfolio has a lower management fee rate schedule, and (iii) similar investment strategies and fundamental policies.

2.Comment: On the first page of the Information Statement that follows the Questions and Answer section of the Prospectus/Information Statement, please bold the following statement, "We are not asking you for a proxy and you are requested not to send us a proxy."

Response: The Registrant has revised the disclosure.

3.Comment: Please update references to the Summary Prospectus and the Registration Statement for the Registrant that reflects its recent annual update for the Registrant.

Response: The Registrant has reviewed all previous filings that are incorporated by reference and relevant hyperlinks and all updates have been made.

4.Comment: In the "Board Considerations" section of the Prospectus/Information Statement, please include information on the basis for the Reorganization.

Response: The Registrant has reviewed and revised the disclosure to add additional information on the goals and the basis for the Reorganization.

5.Comment: Please confirm if the Annual Portfolio Operating Expenses for the Portfolios are accurate and nothing has changed.

Response: The Registrant confirms.

Accounting Comments:

6.Comment: In review of the Prospectus/Information statement, it appears that the consent from the Registrant's auditor is missing the auditor's signature. In addition, please update references to the Summary Prospectus and the Registration Statement for the Registrant that reflects its recent annual update for the Registrant

Response: The Registrant has reviewed the Prospectus/Information Statement and is filing an amendment to reflect an updated auditor's consent. In addition, the Registrant has reviewed all previous filings that are incorporated by reference and relevant hyperlinks and all updates have been made.

7.Comment: In the Dear Contract Owner Letter, please add that the Reorganization will improve overall scale and is expected to result in lower total net and gross fund operating expenses for shareholders of the Target Portfolio.

Response: The Registrant has revised the disclosure.

8.Comment: In Question 8, please disclose that the Manager or its affiliates will pay for the costs associated with the Reorganization, whether or not the Reorganization is consummated.

Response: The Registrant has revised the disclosure.

9.Comment: Please confirm if the Annual Portfolio Operating Expenses for the Portfolios are accurate and nothing has changed.

Response: The Registrant confirms no changes are required.

10.Comment: In the Expense Examples section of the Prospectus/Information Statement, there are references to the inclusion of contractual expense caps. Please include "if applicable" when discussing the expense caps.

Response: The Registrant has revised the disclosure.

11.Comment: In the Expenses of the Reorganization, please disclose that the Manager or its affiliates will pay for the costs associated with the Reorganization, whether or not the Reorganization is consummated.

Response: The Registrant has revised the disclosure.

12.Comment: Please update the capitalization tables to a date that is within 30 days of the filing.

Response: The Registrant has updated the capitalization table to reflect data as of March 31, 2023.

13.Comment: In the Form of Plan of Reorganization, please confirm the appropriate signatories are referenced in the Plan of Reorganization in light of the Manager or its affiliates covering the costs of the Reorganization.

Response: The Registrant has reviewed the Form of Plan of Reorganization and the appropriate signatories are referenced.

14.Comment: The Registrant notes that the Acquiring Portfolio is being repositioned prior to the Reorganization. Please supplementally explain whether the holdings are being repositioned in light of forced sales due to investment restrictions of the Acquiring Portfolio or, in the alternative, being sold due to portfolio manager decisions by the Acquiring Portfolio. Consistent with Regulation S- X 6-11(d)(2), the Staff notes that the Proxy/Information Statement must include Schedule of Investments if the repositioning is due to forced sales due to investment restrictions of the Acquiring Portfolio.

Response: The Registrant confirms that the repositioning prior to the Reorganization is due to portfolio management decisions by the subadviser to the Acquiring Portfolio.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

Advanced Series Trust

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